LifeBridge 10000, LLC



ANNUAL REPORT

862 E Wildmere Ave

Longwood, FL 32750

(407) 339-2612

http://www.lifebridge10000.com/

This Annual Report is dated May 30, 2023.

BUSINESS

LifeBridge Innovations is a Medical Device company that has developed the next generation of Tumor Treating Fields (TTF) for treatment of diffuse metastatic cancers. The company's Adaptive Tumor Treating Field (ATTF) technology will provide late-stage cancer patients the proven TTF benefits delivered over multiple tumor areas in a single therapy session using LifeBridge's multipatented system.

Previous Offerings

Preferred Stock offering 2016-2020: $1.1 mm
Preferred Stock offering 2021/22: $300k
SAFE: 2021/22: $167K
Common Stock offering 2022/23: Currently open

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

LifeBridge is a pre-revenue company that is expected to operate at a loss for the next several years as it works to clinically validate and obtain U.S. FDA approval for its product. Operating expenses in 2022 were approximately $400,000 higher than in 2021 due to increased activities associated with preparing for submission of an Investigational Device Exemption to the FDA for the company's initial human pilot study. Expenses will continue to increase in 2023 as it nears this milestone.

From 2015 through April 5 2022, the activities engaged in by LifeBridge were conducted through two Florida limited liability companies, LifeBridge 10000, LLC ("OpCo") and Loyalty Based Innovations ("IPCo"). OpCo engaged in organizational activities, research and development, and fundraising. IPCo engaged solely in seeking U.S. and foreign patents. April 5, 2022, OpCo and IPCo were both merged into LifeBridge Innovations, PBC (Delaware-based PBC). As a result, LifeBridge Innovations PBC acquired all of the assets of both OpCo and IPCo. LifeBridge Innovations PBC now continues the activities of OpCo and IPCo. All previous members of LifeBridge 10000 LLC have received shares in LifeBridge Innovations PBC.

LifeBridge Innovations PBC is currently engaged in a $4 mm Common Stock offering in order to raise additional capital to fund clinical trial activities.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $412,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers:
Peter Travers - Chief Executive Officer (40+ hours /week)
Mike Black - Chief Financial Officer (10 hours/week)
Bud Abt - Treasurer (10 hours/week)

Directors:
Jim LaBate
Ping Yeh

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Peter Travers, Founder and CEO, beneficially owns 89% of LifeBridge PBC through his personal holdings and beneficial ownership of the company's Class A Common Stock.

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

LifeBridge Innovations' securities consist of Class A Voting Common Stock (the "Shares"), Class B Non-Voting Common Stock and Preferred Stock, all of which have a par value of $0.0001 per share. At the inception of LifeBridge Innovations, PBC in April 2023, the company had 19,054,968 shares of capital stock outstanding, consisting of 12,764,445 shares of Class A Voting Common Stock, 28,547 shares of Class B Non-Voting Common Stock, and 6,261,976 shares of Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

We have a limited operating history upon which you may evaluate us. LifeBridge's journey began on Jan 5, 2015 with the forming of two Florida LLC's, LifeBridge 10000 and Loyalty Based Innovations. LifeBridge 10000 was the operating company and Loyalty Based Innovations held the intellectual property of the companies. After reaching many milestones larger investors began signaling that they would not invest in an LLC structure. Therefore, a new company was formed using as a Delaware for profit public benefit corporation on February 18, 2022. That company is LifeBridge Innovations, PBC, the subject of the Offering. The two LLC's (LifeBridge 10000 and Loyalty Based Innovations) were merged into LifeBridge Innovations, PBC. As such we have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business, and our activities to date have involved research and development, establishment of manufacturing relationships, seeking regulatory approval from the FDA, business planning, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Our success is dependent on key personnel. We believe that our success will depend on continued employment or engagement, as applicable, of senior management and key technical personnel, especially Peter F. Travers, the Company's President and CEO, Rick Rotondo, the Vice President of Corporate Development, and Ken Watkins, Chief Technologist, all of whom who provide full time efforts, and Scott Krywick, Head Programmer (independent contractor) and Ping Yeh, a board member who also acts as project management advisor. In addition, the company has engaged the services of Avio Medtech Consulting, a medical device consulting firm who provides management service. Through Avio Mike Black is serving as a fractional CFO for the company See "MANAGEMENT" below. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted or fail. The market may not accept our products. LifeBridge's results are dependent on successful product initiatives and acceptance by consumers of LifeBridge's products, including new or improved product and packaging. LifeBridge's new or improved product and packaging, along with its other product initiatives, are designed to capitalize on customer or consumer medical needs and personal comfort. In order to remain successful, LifeBridge must anticipate and react to these needs and develop new or improved products or packaging to address them. While LifeBridge devotes significant resources to meeting this goal, LifeBridge may not be successful in developing new or improved products or packaging, or its new or improved products or packaging may not be accepted by customers or consumers. We may not effectively manage growth. The anticipated growth of LifeBridge's business will result in a corresponding growth in the demands on LifeBridge's management and its operating infrastructure and internal controls. While we are p9lanning for managed growth, any future growth may strain management resources and operational, financial, human and management information systems, which may not be adequate to support LifeBridge's operations and will require LifeBridge to develop further management systems and procedures. There can be no guarantee that LifeBridge will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon LifeBridge's business, operating results and financial condition. Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is intense competition for qualified personnel in the area of LifeBridge's activities, and there can be no assurance that LifeBridge will be able to attract and retain qualified personnel necessary for the development of our business. Conflicts of interest may arise. There is a risk of a conflict of interest between the interests of our management and key technical personnel on the one hand, and the interests of LifeBridge on the other, as well as their interests in other potential unrelated activities. If such conflicts arise, this could have a material adverse impact on LifeBridge's business. We expect continued losses in the foreseeable future. We expect to continue to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to: • Expand our manufacturing relationships to produce our products; • Develop and broaden our product line; • Create and increase our sales channels; • Explore opportunities and alliances with other companies; and • Facilitate business arrangements. Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any one of these and other expenses is not accompanied by increased revenue, our losses will be greater than we anticipate. Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many, if not all, of our competitors have greater brand recognition, and greater financial, marketing, and other resources than LifeBridge. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. In any event, LifeBridge expects to compete with a number of companies, many of which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than LifeBridge to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that LifeBridge will be able to compete successfully. There may be unanticipated obstacles to the execution of LifeBridge's business plan. LifeBridge's business plans may change significantly. Our business plan is capital intensive and is subject to statutory or regulatory requirements. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Risks Associated with the Business of LifeBridge We have not yet found commercial partners for our saleable products and may never have saleable products. We have only recently acquired technologies and developed products ready for commercialization. We have not yet found any commercial partners for our products and many of our products require additional research and development. We will also need to develop a market for our products if our commercial partners do not have an established marketing channel. There can be no assurance that we will successfully find commercial partners, market our products or complete our research and development of new products. If healthcare professionals do not adopt our products in sufficient numbers or as rapidly as we anticipate, our operating results will be harmed. The success of any of our products which we may develop will depend heavily on acceptance by healthcare professionals who will recommend and prescribe treatment using our products, and our failure to maintain a high level of confidence by key healthcare professionals in our products could adversely affect our business. Consumers may not use our products, and thus we may never become profitable. Our products represent a significant change from traditional cancer treatment, and patients may be reluctant to accept them, or may not find them preferable to conventional treatment. In addition, patients may not comply with recommended treatment guidelines which could compromise the effectiveness of their treatment. Our success will depend upon the rapid acceptance of our products by a large number of treating physicians and their patients to whom we intend to actively market. Market acceptance will depend in part upon the recommendations of those treating physicians, as well as other factors including effectiveness, safety, reliability, improved treatment and greater comfort compared to alternative treatments. Furthermore, treating physicians may not respond to our direct marketing campaigns or we may be unsuccessful in reaching our target audience. If treating physicians and treating facilities prove unwilling to adopt our products as rapidly or in the numbers that we anticipate, our operating results will be harmed. Software defects may be discovered in our products which would damage our ability to sell our products, our results of operations, financial condition and cash flows. Our systems will incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex interventional procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software and other defects. We cannot assure that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience: • loss of revenue; • increase in reportable adverse events to applicable authorities; • delay in market acceptance of our products; • damage to our reputation; • additional regulatory filings; • product recalls; • increased service or warranty costs; and/or • product liability claims relating to the software defects. We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products. In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources. Clinical trials are subject to regulations for clinical studies and failure to comply with such regulations including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts, or failure to report data or adverse events accurately, could result in fines, penalties, and/or suspension of trials. Difficulty enrolling patients in clinical trials. LifeBridge may have trouble enrolling patients in clinical trials. Patients entering LifeBridge's clinical trial could disqualify them from entering other trials because of scientific research principles regarding limiting the number of variables in a trial. Difficulty in finding research patients could significantly hinder LifeBridge's ability to do business or may cause delays in revenue. We may choose to suspend, be required to suspend clinical trials. Clinical Research Organizations ("CROs") may fail. CROs must be hired to run clinical trials in order to maintain proper objectivity. The failure of a CRO to carry out its duties would detrimentally affect LifeBridge's ability to operate. Our emphases may shift. We may pursue the use of Tumor Treating Fields ("TTF") to treat other things, possibly ceasing to treat solid tumors or while simultaneously treating patients with solid tumors (i.e., resistant bacteria, or animal treatments).

Such shifts in emphasis could have a material adverse impact on our financial forecast. Patients may default on payment. We currently expect patients to be required to make payments in advance of each month's treatment. However, this may not be the case, and even if patients are required to pay in advance of each month's treatment, they may not be able to pay for as long a period as they originally intended. This would have a material adverse impact on LifeBridge's financial condition. Patients could die. Patients could die while under treatment or could be harmed by our device. Such incidences could have a material adverse impact on LifeBridge's ability to operate. Our business may be harmed by technological and therapeutic changes, or the demand for our services could be diminished by the development of alternative treatments. Future innovations could make our inventions obsolete. Our success will depend, in part, on continued demand for products that will incorporate our inventions. Changes in technology or customer requirements could render these inventions obsolete or unmarketable. We will rely on information technology systems for accounting and finance, inventory management, engineering, distribution and other functions, and to maintain our research and development data. If such information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected. The efficient operation of our business will be dependent on our information technology systems which we intend to develop. We will rely on our information technology systems to effectively manage: • sales and marketing, accounting and financial functions; • order entry, order fulfillment and inventory replenishment processes; • engineering tasks; • our research and development data; and • patient monitoring of daily usage and device maintenance. The failure of our intended information technology systems to perform as we anticipate, or our failure to effectively implement new systems, could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from: • tornado, earthquake, fire, flood and other natural disasters; • terrorist attacks and attacks by computer viruses or hackers; • power loss; and • network failure of computer systems, Internet, telecommunications or data. Any such interruption could have material adverse effect on our business, financial condition and results of operations. We rely on confidentiality agreements that could be breached and may be difficult to enforce which could have a material adverse effect on our business and competitive position. Our policy is to enter into agreements relating to the non-disclosure of confidential information with third parties, including our contractors, consultants, advisors and research collaborators, as well as into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that: • these agreements may be breached; • these agreements may not provide adequate remedies for the applicable type of breach; or • our trade secrets or proprietary know-how will otherwise become known. Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties. We face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products which could limit product sales, delay product shipment and adversely affect profitability. Our business depends on our ability to successfully commercialize novel cancer therapies and services, which is time consuming and complex, and our development efforts may fail. Our current business strategy involves accessing and importing patient scans (MRI's, CAT Scans, etc.) into 3D simulators. These simulations are used as guides for applying cancer therapies. The failure of such simulators would adversely affect our ability to treat advanced cancer patients thereby hindering our success. If the market for our therapies does not experience significant growth or if our services do not achieve broad acceptance, our operations will suffer. We cannot accurately predict the future growth rate or the size of the market for our cancer therapy. The expansion of this market depends on a number of factors, such as: • the results of clinical trials; • the cost, performance and reliability of our therapies and services, and the therapies and services offered by competitors; • customers' satisfaction with our therapies and services; • customers' perceptions regarding the benefits of our therapies and services; and • marketing efforts and publicity regarding our therapies and services. Our incubation arrangement with the University of Central Florida Business Incubation program may not proceed successfully. We have been accepted into the University of Central Florida Business Incubation Program. No assurances can be given that this relationship will ever achieve the research, development and commercial objectives currently contemplated by the parties, such as the discovery and commercialization of the contemplated device. If the development efforts do not result in commercially successful tests or services, it may have an adverse effect on our business, financial condition and results of operations. Extensive and changing government regulation of the healthcare industry may be expensive to comply with and expose us to the risk of substantial government penalties. Improvements in product design or fundamental process may trigger additional clinical trial requirements and modifications to CE marks (safe manufacturing designation) as well as new FDA designations. In addition, we face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all. Varying trends in market preferences and spending could affect our business. LifeBridge's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that

LifeBridge will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, LifeBridge's revenues may vary by quarter, and LifeBridge's operating results may experience fluctuations. In addition, abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations. We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income. As a retailer, distributor and manufacturer of products designed for use by and around humans, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Even with adequate insurance, product liability claims could significantly damage our reputation and consumer confidence in our products. Such litigation expenses could have a material adverse effect on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. We may experience product recalls, which could reduce our sales and margin and adversely affect our results of operations. We may be subject to product recalls, withdrawals or seizures if any of the products we manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products. Any such recall, withdrawal or seizure of any of the products we manufacture or sell would require significant management attention, could result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brand and decrease demand for our products. Our operations are subject to environmental and health and safety laws and regulations that may increase our anticipated cost of operations or expose us to environmental liabilities. Our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. We could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations or permit requirements. In addition to the foregoing, we are subject to numerous federal, state, local and foreign environmental and health and safety laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes including, but not limited, to lithium batteries, as well as emissions and discharges from its operations into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for remedial actions, penalties or the imposition of other liabilities. New laws, changes in existing laws or the interpretation thereof, or the development of new facts or changes in their processes could also cause us to incur additional capital and operating expenditures to maintain compliance with environmental laws and regulations and environmental permits. We may not be able to obtain insurance at favorable rates, or we may experience unfavorable claims. While we believe we will be able to obtain liability insurance, because of increased selectivity by insurance providers we may only be able to obtain such insurance at unfavorable rates and/or with unfavorable coverage levels. Additionally, we may experience unfavorable claims. Changes in insurance rates, reduced coverage levels, or unfavorable claims could reduce our income from operations. Because we rely on key suppliers to manufacture products we sell, disruptions in our manufacturing supply chain or losses of manufacturing certifications by our suppliers could adversely affect our sales and customer relationships. Our manufacturing suppliers are expected to account for all of our product demand. However, our manufacturers rely on third-party suppliers and vendors to provide certain of the raw materials necessary to produce our products. In the event any such third-party supplier or vendor becomes unable or unwilling to provide raw materials in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identify and obtain alternative supply sources in a timely manner or at all, our business could be adversely affected. Any significant disruption in our key suppliers' operations facilities for any reason, including regulatory requirements, the loss of certifications, power interruptions, fires, hurricanes, war or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships. An increase in the price and shortage of supply of key raw materials could adversely affect our business. The LB10000 and anticipated future products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products or raw materials from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers' ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales. We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. Changes in patent law in some countries may render one or more of ours patents worthless. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We may also rely upon software codes, informational databases and other components that make up our services. We expect to rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secrets or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual property. We expect to generally register and continue to apply to register, or secure by contract when appropriate, our patents, trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We consider the protection of our patents and trademarks to be important for purposes of product sales brand maintenance and reputation. While we expect to vigorously protect our patents, trademarks, service marks and domain names, effective patent and trademark protection may not be available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our domain names or otherwise, which could adversely affect our business, financial condition and results of operations. We will consider applying for patents or for other appropriate statutory protection if and when we develop valuable new or improved proprietary technologies and products, or identify inventions, and will continue to consider the appropriateness of filing for patents to protect any proprietary technologies, products, and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties. From time to time, litigation may be necessary to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive. If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name, and prosecuting or defending infringement claims could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products, which could adversely affect our revenues and market share. We have invested significant resources to develop and protect our brand name. However, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and effectiveness of our marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability. We also may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability. Our network and communications systems are dependent on third-party providers and are vulnerable to system interruption and damage, which could limit our ability to operate our business and could have a material adverse effect on our business, financial condition or results of operations. Our systems and operations and those of our third-party internet service providers are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of- service attacks, physical or electronic breaches, sabotage, human error and similar events. Any of these events could lead to system interruptions, processing and order fulfillment delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from processing customer purchases. Any significant interruption in the availability or functionality of our website or our customer processing, distribution or communications systems, for any reason, could seriously harm our business, financial condition and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations. Because we are dependent on third-party service providers for the implementation and maintenance of certain aspects of our systems and operations and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely on our third-party service providers, computer and communications systems and the Internet to conduct our business, any system disruptions could have a material adverse effect on our business, financial condition or results of operations. Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks. The protection of customer, employee, vendor, and other business data is critical to us. Federal, state and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers, vendors and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, and may see the imposition of new and additional requirements by states and the federal government as well as foreign jurisdictions in which we may do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations or experience a significant breach of customer, employee, vendor, or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits. Natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish raw materials and/or inventory or cause customer traffic to decline, all of which could result in lost sales and otherwise adversely affect our financial performance. The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest, or similar events could cause disruptions in our supply chain and could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more distribution centers, a significant number of stores, a manufacturing facility or our corporate headquarters, or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries of our products to consumers and/or to retail stores, and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and/or overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to distribution centers or stores, the temporary reduction in the availability of our products in stores and disruption to our information systems. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage. Social responsibility. LifeBridge's certificate of incorporation states that the Company will operate as a public benefit corporation as defined by the State of Delaware, and that its mission is to contribute up to ten percent of its profits to cancer victims who cannot afford LifeBridge's treatment. In addition, our certificate of incorporation further provides certain other activities LifeBridge must engage in to help society and cancer patients. These social responsibility requirements may not be attractive to some institutional investors that may be needed for subsequent rounds of investing. Failure to attract future investors may adversely affect the ability of LifeBridge to execute its business plan. No third-party reimbursement. LifeBridge's business model requires wealthy patients to pay out of pocket for cancer therapy until third party payment can be established. Third party reimbursement by insurance companies is likely years away and may never be granted, which could make it difficult to find patients for whom treatment will be paid. Cures for cancer. Hundreds of millions of dollars are spent annually on cancer research. In the future, cures for cancer, or superior therapies, could be found that make the need for

LifeBridge's therapy obsolete. Foreign competitors. Competitors may arise in countries where LifeBridge does not have patent protection, and they may draw patients away through medical tourism which could reduce LifeBridge's revenues. Foreign competitors exporting. A party or parties may export our competitors' devices from countries we do not have patent protection in to countries we are protected in, and legal recourse may prove difficult or too costly, thereby having a material adverse impact on our financial condition. LifeBridge's business plan is unproven. The success of our business depends on the operation of our manufacturing relationships to produce our products, the successful marketing of our products, the actual effectiveness of our products, and our ability to compete. Our target market may not fully embrace our products and our business objectives may fail to materialize as projected and our business may fail.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 30, 2023.

LifeBridge 10000, LLC

By   /s/ *Peter Travers*

    Name: LifeBridge Innovations PBC

    Title: Peter Travers - CEO

Exhibit A

FINANCIAL STATEMENTS

I, Peter Travers, the Chief Executive Officer of LifeBridge Innovations, PBC and former CEO of LifeBridge 10000 LLC (now a part of LifeBridge Innovations, PBC), hereby certify that the financial statements of LifeBridge Innovations, PBC and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects.

LifeBridge Innovations PBC has not yet filed its tax return for the year ended December 31, 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2023.

Peter Travers

_____

Chief Executive Officer

April 30, 2023

2021 and 2022 Financial Statements

Income Statement (Unaudited)[1] LifeBridge Innovations[2]				
		Jan - Dec 22		Jan - Dec 21[3]
Operating Expense				
Research & Development				
Salaries & Benefits	$	35,857	$	36,047
Engineering & Design Expense	$	25,635	$	55,511
Prototypes	$	49,891	$	103,179
Meals, Travel & Entertainment	$	2,833	$	1,630
Research & Development Expense	$	114,216	$	196,367
General & Administrative				
Salaries & Benefits	$	55,473	$	55,676
Rent & Facility Expense	$	22,962	$	15,589
Legal	$	222,937	$	34,148
Other	$	51,093	$	99,458
General & Administrative Expense	$	352,465	$	204,871
Quality & Regulatory				
Consulting Expense	$	9,831	$	28,186
Other	$	1,551	$	255
Quality & Regulatory Expense	$	11,382	$	28,441
Marketing				
Marketing Services & Communications	$	15,379	$	42,238
Meals, Travel & Entertainment	$	10,361	$	5,217
Other	$	-	$	-
Marketing Expense	$	25,740	$	47,454
Total Operating Expense	$	503,803	$	477,133
Other Income/Expense	$	350,994	$	994
Net Loss	$	(854,798)	$	(478,128)

Footnotes:

[1] LifeBridge Innovations' 2022 financial statements are prepared on an accrual basis; the 2021 financial statements are prepared on a cash basis.

2 LifeBridge Innovations is structured as a Public Benefit Corporation as of April 2022. Prior to this, the company was structured as two related LLC's.

[3] LifeBridge Innovations 2021 financial statements are prepared on a pro-forma basis as if the two related LLC's were combined on January 1, 2021.

Balance Sheet (Unaudited)[1] LifeBridge Innovations[2]				
		As of Dec 31, 2022		As of Dec 31, 2021[3]
Assets				
Current Assets				
Cash	$	411,669	$	79,135
Stock Subscription Receivable	$	558,750	$	-
Other Receivables	$	11,752	$	11,317
Total Current Assets	$	982,171	$	90,452
Long-Term Assets				
Fixed Assets, net of Accumulated Depreciation	$	142	$	142
Intangible Assets, net of Accumulated Amortization	$	1,825	$	1,825
Total Long-Term Assets	$	1,967	$	1,967
Total Assets	$	**984,138**	$	**92,419**
Liabilities				
Current Liabilities				
Accounts Payable	$	142,525	$	-
Payroll Taxes Due	$	3,088	$	2,668
Credit Cards Payable	$	9,723		
Other Current Liabilities	$	7,075	$	989
Total Current Liabilities	$	162,411	$	3,657
Long-Term Liabilities				
Other			$	35,001
WeFunder Equity Due	$	155,750	$	135,508
Defered Compensation	$	350,000		
Total Long-Term Liabilities	$	505,750	$	170,509
Total Liabilities	$	**668,161**	$	**174,166**
Equity				
Equity Capital	$	1,667,982	$	415,460
Retained Earnings	$	(497,207)	$	(19,079)
Net Income	$	(854,798)	$	(478,128)
Total Equity	$	**315,977**	$	**(81,747)**
Total Liabilities & Equity	$	**984,138**	$	**92,419**

Footnotes:

1 LifeBridge Innovations' 2022 financial statements are prepared on an accrual basis; the 2021 financial statements are prepared on a cash basis.

[2] LifeBridge Innovations is structured as a Public Benefit Corporation as of April 2022. Prior to this, the company was structured as two related LLC's.

3 LifeBridge Innovations 2021 financial statements are prepared on a pro-forma basis as if the two related LLC's were combined on January 1, 2021.

Statement of Cash Flows (Unaudited)[1] LifeBridge Innovations[2]		For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash Flows from Operations			
	Net Income	$ (854,798)	$ (478,128)
	Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
	Changes in Current Assets	$ (435)	$ (517)
	Changes in Current Liabilities	$ 158,754	$ (829)
	Net Cash Flow from Operations	$ (696,479)	$ (479,474)
Cash Flow from Capital Investment		$ -	$ 994
Cash Flows from Financing Activities			
	Equity Investment	$ 693,772	$ 368,008
	Increase/(Decrease) in Long Term Liabilities	$ 335,241	$ 26,037
	Net Cash Flow from Financing Activities	$ 1,029,013	$ 394,045
Net Increase/(Decrease) in Cash		$ 332,534	$ (84,434)
Beginning Cash Balance		$ 79,135	$ 163,570
Ending Cash Balance		$ 411,669	$ 79,135
Footnotes:			
1 LifeBridge Innovations' 2022 financial statements are prepared on an accrual basis; the 2021 financial statements are prepared on a cash basis which means the 2022 Statement of Cash Flows includes the effect of transitioning to an accrual basis.			
[2] LifeBridge Innovations is structured as a Public Benefit Corporation as of April 2022. Prior to this, the company was structured as two related LLC's.			

2022 LifeBridge Innovations Statement of Equity

	Preferred Stock		Class A - Voting Common stock		Class B Non-Voting Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
LifeBridge Innovations - Statement of Stockholders Equity	Shares	Amount	Shares	Amount	Shares	Amount			
Shares Issued at Inception of LifeBridge Innovations PBC (As if issued at January 1, 2022)[1]	6,261,976	$626	12,764,445	$1,276	28,547	$3	$413,555	-$497,207	-$81,747
Contributed capital	-	$0	1,038,364	$104	-	$0	$1,252,418	$0	$1,252,522
Net income (loss)	-	-	-	-	-	-	-	-$854,798	-854,798
31-Dec-22	6,261,976	$626	13,802,809	$1,380	28,547	$3	$1,665,973	($1,352,005)	$315,977

[1] LifeBridge Innovations is structured as a Public Benefit Corporation as of April 2022. Prior to this, the company was structured as two related LLC's.

NOTE 1 – NATURE OF OPERATIONS

LifeBridge was originally founded as an LLC on January 5, 2015, with the mission of extending and improving the quality of life for patients with advanced cancer and accelerating the availability of promising cancer treatments that have demonstrated a high probability of being safe and effective in preclinical research. From 2015 through April 5, 2022, the activities engaged in by LifeBridge were conducted through two Florida limited liability companies, LifeBridge 10000, LLC ("OpCo") and Loyalty Based Innovations ("IPCo"). OpCo engaged in limited activities, including organizational activities, research and development, and fundraising. IPCo engaged solely in seeking U.S. and foreign patents for LifeBridge. On April 5, 2022, OpCo and IPCo were both merged into LifeBridge Innovations PBC, a Delaware-based for-profit Public Benefit Corporation (organized on February 18, 2022). The 2021 financial statements of LifeBridge Innovations are prepared on a pro-forma cash basis as if the combination of OpCo and IPCo took place prior to the beginning of 2021. The 2022 financial statements of LifeBridge Innovations (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except where noted below. The Company's headquarters are located in Longwood, FL.

LifeBridge's mission is to enable long term management of metastatic cancers with no side effects. This is possible because tumor treating fields (TTF) is now a proven technology that is changing the course of patients' lives. The Company and underlying technology were created out of pure necessity as Peter Travers and his wife, Laurie, needed to figure out a way to treat Laurie's late-stage breast cancer. As her disease became more diffuse the present form of TTF failed. Peter and his team saw the limitations of the original passive TTF technology (the electrode elements were either all on or all off on each array and could not be shared to cover diffuse disease areas) so they invented and patented Adaptive TTF (ATTF) where each electrode can be controlled independently. This new adaptive approach unlocks the ability to treat a myriad of cancer types, but most importantly, it allows TTF to be used to effectively treat diffuse metastatic disease that the existing TTF therapy cannot handle. With a strong IP position and a team that has achieved over 60 medical device approvals, the Company is poised to change the course of how patients with advanced cancers are treated. The team at LifeBridge is driven every day because they know the impact cancer and the side- effects of current standards of treatments have on families and patients. Their dream is to give patients new hope through ground-breaking ATTF therapy, because they have more life to live.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company is still in the pre-revenue stage, but will recognize revenues from patient usage of the Company's devices when (a) persuasive evidence that an agreement exists; (b) the service has been

performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company has not yet started accounting for stock options issued to employees under under ASC 718 Share-Based Payment.

Income Taxes
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for returns filed in the last three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEFERRED COMPENSATION
Peter Travers, CEO, has $350,000 of previously deferred compensation on the balance sheet for service in prior years. The intent is for Peter to receive this compensation once the company is cash flow positive.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,100,000 shares of our common stock with par value of $0.0001. As of December 31, 2022 the company has currently issued 13,831,357 shares of our common stock.

We have authorized the issuance of 20,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2022 the company has currently issued 6,261,976 shares of our preferred stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 30, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Peter Travers, Principal Executive Officer of LifeBridge 10000, LLC, hereby certify that the financial statements of LifeBridge 10000, LLC included in this Report are true and complete in all material respects.

Peter Travers

Peter Travers - CEO